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18001022

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC Mail Processing Received FEB 16 2018 WASH, D.C.

SEC FILE NUMBER
8-67083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mann Mann Jensen Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue, 24th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Werner Graser 917-472-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St. Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Werner Graser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mann Mann Jensen Partners LP, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANN MANN JENSEN PARTNERS LP

Table of Contents

goldman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Mann Mann Jenson Partners LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mann Mann Jenson Partners LP.(The Company) as of December 31, 2017, the related statements of operations, changes in partner's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that response to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
January 30, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

MANN MANN JENSEN PARTNERS LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:	
Cash & cash equivalents	81,355
Accounts receivable	72,699
Due from related party	9,000
Advances from member	97,819
Prepaid expenses	6,441
Deferred tax asset	24,000
Total current assets	291,314
FURNITURE AND EQUIPMENT	28,400
Less accumulated depreciation	(24,794)
Furniture and equipment - net	3,607
TOTAL	294,920

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES	
Commissions payable	17,877
Accounts payable and accrued expenses	19,650
TOTAL	37,527
PARTNERS' CAPITAL	257,393
TOTAL	294,920

The accompanying notes are an integral part of these financial statements.

MANN MANN JENSEN PARTNERS LP

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE: Commissions	$	727,612
EXPENSES:		
Employee benefits and compensation		740,955
Insurance		177,596
Travel		171,949
Commissions		110,213
Legal and professional fees		82,189
Rent		47,981
Office expense		39,129
Regulatory expense		33,519
Marketing expense		29,658
Bank service expense		2,385
Depreciation		1,370
Other operating expenses		290
Total expenses		1,437,234
NET LOSS	$	(709,622)

The accompanying notes are an integral part of these financial statements.

MANN MANN JENSEN PARTNERS LP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2017

	General Partner	Limited Partners	Total
Balance - beginning of year	$ 421	$ 316,594	$ 317,015
Net loss	(923)	(708,699)	(709,622)
Capital Contribution		650,000	650,000
Balance - end of year	$ (502)	$ 257,895	$ 257,393

See Independent Auditors' Report and
Notes to Financial Statements.

MANN MANN JENSEN PARTNERS LP

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

OPERATING ACTIVITIES:		
Net Loss	$	(709,622)
Adjustments to reconcile net income tó net cash provided in operating activities		
Depreciation	$	1,370
Increase in accounts receivable	$	(32,325)
Increase in commission payable	$	3,877
Decrease in accounts payable and accrued expenses	$	(3,987)
Net cash used by operating activities	$	(740,687)
INVESTING ACTIVITIES:		
Fixed Asset purchases	$	3,588
Net cash used by investing activities	$	(3,588)
FINANCING ACTIVITIES:		
Partner's capital contributions	$	650,000
Increase in member's advances	$	(2,460)
Net cash provided by financing activities	$	647,540
NET DECREASE IN CASH	$	(96,735)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$	178,090
CASH AND CASH EQUIVALENS AT END OF YEAR	$	81,355

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Mann Mann Jensen Partners LP (the "Company"), formerly known as Vega Securities LP and Proxima Alfa Securities LP, was organized in 2005 as a limited partnership under the laws of the State of Delaware. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also is an introducing broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA) and the Municipal Securities Rulemaking Board (MSRB). The Company operates from its office located in New York City.

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

The General Partner, which has a 0.33% ownership interest, has full and complete control of all affairs of the Company, and the management and control of the Company's activities. Limited partners are only liable for the losses, debts, and obligations of the Company. Allocation of income, losses, and distributions are made in accordance with each partner's respective ownership interest.

Subject to any limitations in the Delaware limited partnership law, a limited partner may not withdraw any part of its capital account from the Company or receive any distribution from the Company except as approved by the General Partner.

2. Summary of Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

2. **Summary of Significant Accounting Policies (continued)**

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities if applicable and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - The Company earns commissions for introducing new investors principally to private investment funds and investment managers. Commissions earned are computed based on the contractually agreed-upon portion of the fees charged by each manager to the investment funds. The Company recognizes revenue as performance obligations as satisfied under the contracts with its customers. The Company is studying new revenue recognition standards for broker-dealers and will be implementing as required.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

During the year ended December 31, 2017, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

Fair value of financial instruments - The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable, approximate fair market value due to the short-term maturities of these instruments.

Accounts receivable - Accounts receivable are customer accounts receivable carried at estimated net realizable value. Management believes that all accounts receivable as of December 31, 2017 are fully collectible. Accordingly, no allowance for bad debts has been recorded at December 31, 2017

Property, equipment and depreciation - Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income

2. Summary of Significant Accounting Policies (continued)

except for assets traded. Depreciation is provided on the straight-line basis at rates based on the following estimated useful lives:

Equipment	3-5 years
Furniture and Fixtures	7 years

Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense for 2017 was $1,370.

Income taxes - The Company is taxed as a partnership for federal and state income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company operates in New York City, which imposes an income tax on unincorporated businesses. A provision for unincorporated business tax expense has been recorded in the financial statements.

The Company files its U.S. partnership income tax returns using the cash basis of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The deferred tax asset is comprised of net operating loss carryforwards on tax imposed by the city of New York on limited partnerships.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company files income tax returns for federal, state and city jurisdictions.

Subsequent events - The Company evaluated subsequent events to January 30, 2018, the date the financial statements were issued. There were no additional events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require the maintenance of minimum net capital of $45,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules provide that equity capital may not be withdrawn if, among other things, the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $61,705 which was $16,705 in excess of its required net capital. The Company's percentage of aggregate indebtedness to net capital was 60.82%.

4. Transactions with Related Parties and Concentrations

For the year ended December 31, 2017 the company earned $60,904 (9% of total revenue) in commissions from Forum Asset Management, LLC ("Forum"), a limited partner.

At December 31, 2017, the Company had an accounts receivable of $9,000 with Forum and $97,818 due from a member.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However,

the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Lease

The Company leases space on a month to month shared services agreement. The lease expense for 2017 was $47,981.

MANN MANN JENSEN PARTNERS LP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

SCHEDULE I

TOTAL PARTNERS' CAPITAL QUALIFIED FOR NET CAPITAL	257,393
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable - net of commissions payable	(63,822)
Property, furniture, equipment- net of accumulated depreciation	(3,607)
Advances + Prepaid expenses	(128,259)
Deferred tax asset	-
NET CAPITAL	61,705
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	37,527
Total aggregate indebtedness	37,527
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required, greater of 6 2/3% of aggregate indebtedness, or $45,000	45,000
Excess net capital	16,705
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	7,705
Percentage of aggregate indebtedness to net capital	60.82%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) amended FOCUS report as of December 31, 2017

MANN MANN JENSEN PARTNERS LP

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securites. Under this exemption, the Company is not required to maintain a reserve account for the benefit of, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control or any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Mann Mann Jensen Partners LP

We have reviewed management's statements, included in Mann Mann Jensen Partners LP's Exemption Report, in which (1) Mann Mann Jensen Partners LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mann Mann Jensen Partners LP claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Mann Mann Jensen Partners LP stated that Mann Mann Jensen Partners LP met the identified exemption provisions throughout the most recent fiscal year without exception. Mann Mann Jensen Partners LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mann Mann Jensen Partners LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
January 30, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

MMJ

Mann Mann Jensen Partners LP

New York – Geneva

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

We, as members of management of MANN MANN JENSEN PARTNERS LP (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

[signature]

MANN MANN JENSEN PARTNERS LP
Officer Name: Werner Graser
Officer Title: President
31st January 2018

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Mann Mann Jenson Partners LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Mann Mann Jenson Partners LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mann Mann Jenson Partners LP's compliance with the applicable instructions of Form SIPC-7. Mann Mann Jenson Partners LP's management is responsible for Mann Mann Jenson Partners LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting immaterial differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
January 30, 2018

goldman

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

1*1*****246*****************ALL FOR AADC 100
67083 FINRA DEC
MANN MANN JENSEN PARTNERS LP
733 3RD AVE FL 24
NEW YORK, NY 10017-3222

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1098.25

B. Less payment made with SIPC-6 filed (exclude interest) (389.44)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 708.81

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 708.81

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MANN MANN JENSEN PARTNERS LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 31 day of JANUARY, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 732237

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

INTEREST INCOME 75.00

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 732162

2e. General Assessment @ .0015 $ 1098.25

(to page 1, line 2.A.)

Mann Mann Jensen Partners LP
733 Third Avenue
New York, NY 10017
917-472-7450

February 14, 2018

Dear Sir or Madam:

Please be advised the financial statements of Mann Mann Jensen Partners LP for the year ended December 31, 2017 that were sent to you earlier this month were incorrect. Specifically, there is a change to the calculation of Schedule I, Computation of Net Capital Under Rule 15c3-1. Enclosed, you will find revised financial statements.

We apologize for the inconvenience. If you have any further questions, please contact the undersigned.

Sincerely,

Mann Mann Jensen Partners LP

Werner Graser, President

MANN MANN JENSEN PARTNERS LP

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM